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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Falconbridge Limited

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

655422 10 3

(CUSIP Number)

Andrew J. Beck
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 655422 10 3			Page 2 of 14

1.	Name of Reporting Person: BRASCAN CORPORATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,307,748 COMMON SHARES

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,307,748 COMMON SHARES

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,307,748 COMMON SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.36% OF THE OUTSTANDING COMMON SHARES

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 655422 10 3			Page 3 of 14

1.	Name of Reporting Person: PARTNERS LIMITED		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,307,748 COMMON SHARES

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,307,748 COMMON SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,307,748 COMMON SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.36% OF THE OUTSTANDING COMMON SHARES

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 655422 10 3	Page 4 of 14
     This Amendment No. 4 amends the Schedule 13D originally filed with the Securities and Exchange Commission on October 7, 2003 with respect to beneficial ownership of the common shares, no par value (the “Common Shares”), of Falconbridge Limited (“Falconbridge”), formerly Noranda Inc., as amended by Amendment No. 1, filed with the Securities and Exchange Commission on March 14, 2005, by Amendment No. 2, filed with the Securities and Exchange Commission on March 23, 2005 and by Amendment No. 3, filed with the Securities and Exchange Commission on May 4, 2005. This Amendment No. 4 is being filed to report a change to the disclosure previously provided under “Item 4. Purpose of Transaction”, “Item 5. Interest in Securities of the Issuer”, “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” and “Item 7. Material to be Filed as Exhibits”.
Item 1. Security and Issuer.
     This statement relates to the Common Shares of Falconbridge, an Ontario corporation. The principal executive offices of Falconbridge are located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):
(i)	Brascan Corporation (“Brascan”), a corporation formed under the laws of the Province of Ontario; and

(ii)	Partners Limited (formerly EdperPartners Limited) (“Partners”), a corporation formed under the laws of the Province of Ontario that owns all of Brascan’s Class B Limited Voting Shares and approximately 3% of Brascan’s Class A Limited Voting Shares on a fully diluted basis.
(b)-(c)	Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brascan and Partners.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brascan and Partners, respectively.

CUSIP No. 655422 10 3	Page 5 of 14
Item 3. Source and Amount of Funds or Other Consideration.
     See item 4.
Item 4. Purpose of Transaction.
     On August 14, 2005, Brascan and its wholly-owned subsidiary Brascade Corporation (“Brascade”, and together with Brascan, the “Sellers”), through 6287042 Canada Limited, a wholly-owned subsidiary of Brascade, sold 73,115,756 Common Shares (the “Purchased Shares”), representing approximately 19.9% of the issued and outstanding Common Shares, to 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata PLC (“Xstrata”), pursuant to the share purchase agreement (the “Share Purchase Agreement”) between Brascan, Brascade, 6287042 Canada Limited, 1184760 Alberta Ltd. and Xstrata.
     The purchase price for the Common Shares was Cdn$28.00 per share for total proceeds of approximately Cdn$2 billion, payable by: (i) a promissory note in the amount of US$1.327 billion, providing for the payment of the face amount of the note, plus interest, on or before August 22, 2005; and (ii) a promissory note in the amount of US$375 million, providing for the exchange on or before October 6, 2005 for a convertible debenture, guaranteed by Xstrata, in the aggregate principal amount of US$375 million, with a coupon of 4% and convertible into 12.1 million shares of Xstrata for a period of 12 years. On or following August 14, 2010, Xstrata may elect to redeem the convertible debenture for its face amount plus accrued and unpaid interest.
     The Share Purchase Agreement provides for: (a) an adjustment to the purchase price in certain circumstances; (b) the right of Xstrata in certain circumstances to nominate a Falconbridge director through the voting rights held by the Sellers in respect of junior preference shares of Falconbridge (the “Junior Preference Shares”); and (c) a right of first offer in favour of Xstrata should either of the Sellers or any of their affiliates propose to sell any of the Junior Preference Shares beneficially owned by any of them.
(a)	Adjustment to the Purchase Price
     If at any time until May 14, 2006:
(i)	Xstrata or any of its affiliates or any person acting jointly or in concert with Xstrata makes an offer or proposal to Falconbridge respecting, or publicly announces an intention to undertake, an amalgamation or merger with, or an arrangement involving, Falconbridge (or other similar transaction) pursuant to which Xstrata will directly or indirectly, through an affiliate or any person acting jointly or in concert with Xstrata, acquire all or a majority portion of the business of Falconbridge; or

(ii)	Xstrata or any of its affiliates or any person acting jointly or in concert with Xstrata makes an offer to Falconbridge respecting, or publicly announces an intention to undertake, a take-over bid by take-over bid circular in compliance with applicable Canadian securities laws, after giving effect to which Xstrata, if successful, would beneficially own directly or indirectly through an affiliate, and together with any person acting jointly or in concert with Xstrata, a majority of the Common Shares;

CUSIP No. 655422 10 3	Page 6 of 14
then within five business days following the completion by Xstrata of such transaction, Xstrata will pay to the Sellers an additional amount on account of each of the Purchased Shares equal to the amount by which the consideration per Common Share received by the holders of the Common Shares pursuant to such transaction exceeds the purchase price received by the Sellers.
(b)	Voting Arrangement
     Until such time as a nominee of Xstrata is elected or appointed to the board of directors of Falconbridge, the Sellers will:
(i)	exercise the voting rights appertaining to any Junior Preference Shares beneficially owned by them from time to time to nominate and vote for one individual whom Xstrata has, acting reasonably, approved as a nominee to serve as a director of Falconbridge; and

(ii)	if requested to do so by Xstrata, will cause one of their two current nominees serving as a director of Falconbridge and representing the holders of the Junior Preference Shares to resign as a director, unless prior to such request one of these nominees has already resigned, upon notice to Xstrata and without being requested by Xstrata to do so.
(c)	Right of First Offer in Respect of the Junior Preference Shares
     The Sellers have agreed not to sell any Junior Preference Shares until October 13, 2005, other than to affiliates of Brascan. After October 13, 2005, if either of the Sellers (the “Offeror”) desires to sell any of the Junior Preference Shares beneficially owned by it (the “Offered Shares”), the Offeror must provide the Purchaser with the right of first offer in respect of those shares, by providing the Purchaser with a notice that indicates the number of Offered Shares and the price at which the Offeror wishes to sell the Offered Shares. In order to purchase the Offered Shares, the Purchaser must, within 48 hours of receipt of the notice, provide a written response indicating that it will purchase all of the Offered Shares at the offer price. If the Purchaser fails to provide such a response within 48 hours of receipt of the notice, then the Purchaser will be deemed to have waived its rights to purchase any of the Offered Shares.
     If the response does not provide for the purchase of all of the Offered Shares at the offer price, then the Offeror may, within 60 days following the expiration of the notice period, enter into an agreement for the sale to any other person(s) of all the Offered Shares at a price not less than the offer price (and otherwise on the same terms as provided in the notice).
     A copy of the Share Purchase Agreement is attached hereto as Exhibit 8.
     The Sellers, directly and indirectly, continue to hold 1,307,748 Common Shares of Falconbridge, which represent approximately 0.36% of the outstanding Common Shares.
     Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

CUSIP No. 655422 10 3	Page 7 of 14
(a)	the acquisition by any person of additional securities of Falconbridge, or the disposition of securities of Falconbridge;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Falconbridge or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Falconbridge or any of its subsidiaries;

(d)	any change in the present board of directors or management of Falconbridge, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Falconbridge;

(f)	any other material change in Falconbridge’s business or corporate structure;

(g)	changes in Falconbridge’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Falconbridge by any person;

(h)	causing a class of securities of Falconbridge to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Falconbridge becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,307,748 Common Shares. Such Common Shares constitute approximately 0.36% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of August 17, 2005. Brascan may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares. Partners may be deemed to have shared power (with Brascan) to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.

(c)	None of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has effected any transaction in the Common Shares during the past 60 days, other than as disclosed herein.

CUSIP No. 655422 10 3	Page 8 of 14
(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)	On August 14, 2005, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Partners is the major shareholder of Brascan. The share purchase agreement, dated August 14, 2005, between Brascan, Brascade, 6287042 Canada Limited, 1184760 Alberta Ltd. and Xstrata PLC is described under item 4.
Item 7. Material to be Filed as Exhibits.

Exhibit 1*	Joint Filing Agreement, dated as of October 6, 2003, between Brascan Corporation and Partners Limited.

Exhibit 2*	Subscription Agreement, dated as of July 29, 2003, between Brascan Corporation and Noranda Inc. (now Falconbridge)

Exhibit 3*	Letter Agreement, dated July 29, 2003, between Brascan Corporation and Noranda Inc. (now Falconbridge)

Exhibit 4*	Letter Agreement, dated August 11, 2003, between Brascan Corporation and Noranda Inc. (now Falconbridge)

Exhibit 5*	Lock Up Agreement, dated March 8, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc. (now Falconbridge)

Exhibit 6*	Registration Rights Agreement, dated March 8, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc. (now Falconbridge)

Exhibit 7*	Amending Agreement to the Lock Up Agreement, dated March 22, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc. (now Falconbridge)

Exhibit 8	Share Purchase Agreement, dated August 14, 2005, between Brascan Corporation, Brascade Corporation, 6287042 Canada Limited, 1184760 Alberta Ltd. and Xstrata PLC

*	Previously filed.

CUSIP No. 655422 10 3	Page 9 of 14
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this amendment is true, complete and correct.
Dated: August 17, 2005

BRASCAN CORPORATION
By:	«Alan V. Dean»
	Name:	Alan V. Dean
	Title:	Senior Vice-President and Secretary

PARTNERS LIMITED
By:	«Timothy R. Price»
	Name:	Timothy R. Price
	Title:	President and Secretary

CUSIP No. 655422 10 3	Page 10 of 14
SCHEDULE I
BRASCAN CORPORATION

James J. Blanchard
Citizenship:	United States
Business Address:	1200 — 19th Street N.W., 6th Floor, Washington, D.C. 20036-2412

Present Principal Occupation or Employment:	Partner
Employer:	DLA Piper Rudnick Gray Cary USA LLP
Employer’s Business:	Law firm
Employer’s Address:	Same as Business Address

Jack L. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Group Chairman
Employer:	Brascan Corporation
Employer’s Business:	Asset management
Employer’s Address:	Same as Business Address

William A. Dimma
Citizenship:	Canadian
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Chairman and director
Employer:	Home Capital Group Inc.
Employer’s Business:	Real estate
Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #400, Toronto, Ontario M5C 1Y2

Present Principal Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-S, Centre Block, Parliament Buildings, Ottawa, Ontario K1A 0A4

J. Bruce Flatt
Citizenship:	Canada

CUSIP No. 655422 10 3	Page 11 of 14

Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brascan Corporation
Employer’s Business:	Asset management
Employer’s Address:	Same as Business Address

James K. Gray
Citizenship:	Canada
Business Address:	150 Sixth Ave. S.W., PetroCanada Centre, Suite 3370, Calgary, Alberta T2P 3Y7

Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Robert J. Harding
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Chairman
Employer:	Brascan Corporation
Employer’s Business:	Asset management
Employer’s Address:	Same as Business Address

David W. Kerr
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Chairman
Employer:	Falconbridge Limited
Employer’s Business:	Mining and metallurgy
Employer’s Address:	Same as Business Address

Lance Liebman
Citizenship:	United States of America
Business Address:	435 West 116th Street, New York, New York 10027-7297

Present Principal Occupation or Employment:	Professor of law
Employer:	Columbia Law School
Employer’s Business:	Education
Employer’s Address:	Same as Business Address

CUSIP No. 655422 10 3	Page 12 of 14

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9

Present Principal Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address

Roy MacLaren
Citizenship:	Canada
Business Address:	425 Russell Hill Road, Toronto, Ontario M5P 2S4

Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

G. Wallace F. McCain
Citizenship:	Canada
Business Address:	30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2

Present Principal Occupation or Employment:	Chairman
Employer:	Maple Leaf Foods Inc.
Employer’s Business:	Processed Food Manufacturer
Employer’s Address:	Same as Business Address

Jack M. Mintz
Citizenship:	Canada
Business Address:	67 Yonge St., #300, Toronto, Ontario M5E 1J8

Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	C.D. Howe Institute
Employer’s Business:	Public policy institute
Employer’s Address:	Same as Business Address

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6

Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Brian D. Lawson
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

CUSIP No. 655422 10 3	Page 13 of 14

Present Principal Occupation or Employment:	Chief Financial Officer
Employer:	Brascan Corporation
Employer’s Business:	Asset Management
Employer’s Address:	Same as Business Address

Jeffrey M. Blidner
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Managing Partner
Employer:	Brascan Corporation
Employer’s Business:	Asset Management
Employer’s Address:	Same as Business Address

Samuel J.B. Pollock
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Managing Partner
Employer:	Brascan Corporation
Employer’s Business:	Asset Management
Employer’s Address:	Same as Business Address

CUSIP No. 655422 10 3	Page 14 of 14
SCHEDULE II
PARTNERS LIMITED

Ian G. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brookfield Homes Corporation
Employer’s Business:	Residential real estate development
Employer’s Address:	Same as Business Address

Jack L. Cockwell — see Schedule I

J. Bruce Flatt — see Schedule I

Robert J. Harding — see Schedule I

David W. Kerr — see Schedule I

Brian D. Lawson — see Schedule I

George E. Myhal
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Chief Operating Officer
Employer:	Brascan Corporation
Employer’s Business:	Asset management
Employer’s Address:	Same as Business Address

Timothy E. Price
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3

Present Principal Occupation or Employment:	Group Chairman, Funds Management
Employer:	Brascan Corporation
Employer’s Business:	Asset management
Employer’s Address:	Same as Business Address